

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2013

<u>Via E-mail</u>
Mr. Stephen D. Yarad
Chief Financial Officer
MFA Financial, Inc.
350 Park Avenue
20th Floor
New York, New York 10022

  Re: **MFA Financial, Inc.**
    Form 10-K for fiscal year ended December 31, 2012
    Filed on March 6, 2013
    File No. 001-13991

Dear Mr. Yarad:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Cicely LaMothe

      Cicely LaMothe
      Senior Assistant Chief Accountant